Delta Mutual, Inc.
14362 N. Frank Lloyd Wright Blvd.
Suite 1103
Scottsdale, AZ 85260

January 20, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Delta Mutual, Inc.
SEC Comment Letter dated January 8, 2010
Form 8-K Item 4.01
Filed January 5, 2010
File No. 000-30563

Dear Sir/Madam:

We are submitting herein the responses of Delta Mutual, Inc. (the “Company”) to the comments set forth in your comment letter dated January 8, 2010 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an amended Current Report on Form 8-K (the “Amended Form 8-K”). The Amended Form 8-K contains revised disclosures as to the date on which Wiener, Goodman & Company, P.C. declined to stand for re-election, and in accordance with Items 304(a)(1)(iv) and 304(a)(1)(v) of Regulation S-K, in response to comment #1 and comment #2 in the Commission’s comment letter, and an updated Exhibit 16 letter, in response to comment #3 in such letter.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

DELTA MUTUAL, INC.

By: /s/ Daniel Peralta
Daniel Peralta
Chief Executive Officer